Exhibit 99.1

BIT Mining Announces Closing of US$16 Million Registered Direct Offering

HONG KONG, June 30, 2022 /PRNewswire/ – BIT Mining Limited (NYSE: BTCM) (“BIT Mining” or the “Company”), a leading technology-driven cryptocurrency mining company, today announced the closing of its previously announced registered direct offering on June 27, 2022, with certain institutional investors for the purchase and sale of 16,000,000 of the Company’s American Depositary Shares (“ADSs”) (or pre-funded warrant to purchase certain ADSs (“ADS Equivalent”) in lieu thereof), Series A Warrants to purchase up to an aggregate of 16,000,000 ADSs and Series B Warrants to purchase up to an aggregate of 16,000,000 ADSs, at a combined purchase price of US$1.00 per ADS (or ADS Equivalent) and associated warrants, in a registered direct offering. Each ADS represents ten (10) Class A ordinary shares, par value US$0.00005 per share, of BIT Mining.

H.C. Wainwright & Co., LLC acted as the exclusive placement agent for the offering.

The Series A Warrants have an exercise price of US$1.10 per ADS, are exercisable immediately and expire 5 years from the date of issuance. The Series B Warrants have an exercise price of US$1.00 per ADS, are exercisable immediately and expire 2.5 years from the date of issuance.

The gross proceeds from the offering (without taking into account any proceeds from any future exercises of warrants issued), before deducting the placement agent’s fees and other estimated offering expenses payable by the Company were approximately US$16 million. The Company intends to use the net proceeds of the registered direct offering to invest in mining machines, build new data centers, expand infrastructure, and improve working capital position.

The securities described above were offered by BIT Mining pursuant to a “shelf” registration statement on Form F-3 (File No. 333-258329) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 30, 2021 and declared effective by the SEC on May 17, 2022. The offering of such securities was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and the accompanying prospectus relating to the securities being offered have been filed with the SEC. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained on the SEC’s website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About BIT Mining

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, and data center operation. The Company owns the world’s top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETH and LTC. The Company also owns a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, completing the Company’s vertical integration with its supply chain, increasing its self-sufficiency and strengthening its competitive position.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause BIT Mining’s actual results to differ materially from those indicated in the forward-looking statements include the intended use of net proceeds from the registered direct offering. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

BIT Mining Limited
ir@btcm.group
ir.btcm.group

www.btcm.group

The Piacente Group, Inc.
Brandi Piacente
Tel: +1 (212) 481-2050
Email: BITMining@thepiacentegroup.com